EXHIBIT 11

THE WASHINGTON POST COMPANY
and Subsidiaries

CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK
(Amounts in thousands except per share data)

		Fiscal Year
	2004	2003	2002
Weighted average shares outstanding
Class A Common	1,722	1,722	1,722
Class B Common (excluding shares issuable upon exercise of stock options – accounted for below)	7,841	7,808	7,782

Shares used in computation of basic earnings per share	9,563	9,530	9,504
Add – Shares assumed issuable upon exercise of stock options	119	138	152
Deduct – Shares assumed to be purchased for Treasury with proceeds from exercise of stock options	(90)	(113)	(133)

Shares used in computation of diluted earnings per common share	9,592	9,555	9,523

Net income available for common shares	$331,740	$240,061	$203,235

Basic earnings per common share	$34.69	$25.19	$21.38

Diluted earnings per common share	$34.59	$25.12	$21.34